SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR — (508) 791-7126 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019423

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Carl P Sherr
Signature

MANAGING MEMBER
Title

[signature] 2/24/11
Notary Public My Commission expires 2/27/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2010 AND 2009

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 25 2011
WASH, D.C.
189

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 23, 2011

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2010	2009
Cash	$ 36,966	$ 41,830
Deposits with clearing agent	160,383	129,003
Other receivables	61,813	59,206
Prepaid expenses	3,152	3,636
Property and equipment, net	4,305	5,481
Total assets	$ 266,619	$ 239,156

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 28,810	$ 23,057
Members' equity	237,809	216,099
Total liabilities and members' equity	$ 266,619	$ 239,156

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2010	2009
Revenues:		
Commissions on securities transactions	$ 141,090	$ 178,954
Investment advisory fees	607,541	498,932
Other investment and financial planning fees	73,907	129,953
Commissions on insurance policies and annuities	49,563	34,303
Trading gains (losses) on securities, net	(2)	223
Total revenues	872,099	842,365
Expenses:		
Guaranteed payments to members	156,000	158,000
Payroll	117,653	130,730
Payroll taxes	13,524	12,340
Employee health insurance	-	3,178
Professional fees	27,382	34,176
Rent	24,022	24,022
Administrative fees	20,634	22,127
Equipment rental	15,385	19,898
Commissions	49,713	19,017
Office and postage	21,411	17,074
Transfer, clearance and brokerage fees	10,900	16,852
Telephone	11,166	11,869
Auto expense	12,004	9,392
Insurance	5,916	5,680
Taxes and licenses	4,383	4,277
Depreciation	3,242	3,457
Dues and subscriptions	2,649	1,577
Advertising	1,665	980
Travel, selling and promotion	361	190
Total expenses	498,010	494,836
Income from operations	374,089	347,529
Loss on sale of motor vehicles	-	(13,365)
Net income	374,089	334,164
Members' equity - beginning	216,099	233,223
Members' distributions	(352,379)	(351,288)
Members' equity - ending	$ 237,809	$ 216,099

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2010	2009
Operating activities:		
Net income	$ 374,089	$ 334,164
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,242	3,457
Loss on sale of motor vehicles	-	13,365
Changes in operating assets and liabilities:		
Deposits with clearing agent	(31,380)	(22,365)
Receivable from clearing agent	-	1,350
Other receivables	(2,607)	469
Prepaid expenses	485	2,726
Accounts payable and accrued expenses	5,753	(3,232)
Net cash provided by operating activities	349,582	329,934
Investing activities:		
Acquisition of property and equipment	(2,067)	(847)
Proceeds from sale of motor vehicles	-	22,500
Net cash provided by (used in) investing activities	(2,067)	21,653
Financing activities:		
Members' distributions	(352,379)	(351,288)
Net increase (decrease) in cash	(4,864)	299
Cash - beginning	41,830	41,531
Cash - ending	$ 36,966	$ 41,830

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company's principal sources of revenue are investment advisory fees on managed accounts invested in mutual funds, commissions on securities transactions for customers, and other fees for investment services. The Company's customers are located primarily in Central Massachusetts. An unrelated clearing agent completes the majority of the securities transactions and an unrelated asset management company provides a significant portion of the mutual fund investing services to the Company's customers.

The Company also offers life, disability and long-term care insurance and annuity products.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities. The Company does not have a formal termination date.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Other Receivables:

Other receivables consist primarily of investment advisory fees due from an asset management company and are recorded at net realizable value.

Income Recognition:

Commission income from customers' securities transactions, trading gains and losses from the Company's securities transactions, and related transaction expenses are recorded on a trade date basis.

Investment advisory fees, commissions on insurance and annuity products, and other fees based on customers' balances in managed accounts or for financial planning services are recognized as earned.

The Company may enter into securities transactions. Any market positions held would normally be closed at the end of every month. In the event that positions are not closed, securities would be stated at their quoted market prices and the difference between cost and market would be included in income. The Company generally only trades in active markets.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Payments to Members:

Guaranteed payments to members represent compensation for services rendered and are reported as an expense rather than a distribution from members' equity.

Advertising:

Advertising costs are expensed as incurred.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the tax years ended after 2006 remain open for examination. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities. A liability would be recognized for any entity level tax on an excess benefit claimed, or expected to be claimed, along with related interest and penalties. Management believes there are no such excess benefits as of December 31, 2010.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications:

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation with no effect on previously reported net income or members' equity.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent are comprised of the following:

	2010	2009
Cash	$ 110,377	$ 78,997
Deposit	50,006	50,006
	$ 160,383	$ 129,003

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2010	2009
Furniture and fixtures	$ 41,224	$ 39,159
Accumulated depreciation	(36,919)	(33,678)
	$ 4,305	$ 5,481

(5) LEASES

The Company leases its office facilities and certain equipment on a month-to-month basis.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $50,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2010	2009
Aggregate indebtedness	$ 28,810	$ 23,057
Net capital	$ 172,544	$ 206,982
Ratio of aggregate indebtedness to net capital	.167 to 1	.111 to 1

(7) CONTINGENCIES AND CREDIT RISK

The Company is exposed to risk in the normal course of business. The Company executes transactions on behalf of its customers and uses other broker-dealers and financial institutions to provide services to its customers. The Company may be obligated to settle securities transactions in the event of a customer's nonperformance as well as being responsible if service providers do not fulfill their obligations to the Company and its customers. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions will not have a materially adverse effect on future operations or financial position.

At times, the Company maintains cash balances with its clearing agent in excess of insured limits.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 23, 2011, the date these financial statements were available to be issued, and has determined that there are no subsequent events to be recognized and disclosed in the financial statements.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital:	
Total members' equity	$ 237,809
Less - nonallowable assets:	
Receivables from non-customers	57,808
Property and equipment	4,306
Other assets	3,151
	65,265
Net capital before haircuts on securities positions (tentative net capital)	172,544
Haircuts - none required	-
Net capital	$ 172,544
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 28,810
Computation of basic net capital requirement:	
Minimum net capital required	$ 50,000
Excess net capital using 120% of minimum net capital requirement	$ 112,544
Ratio: Aggregate indebtedness to net capital	.167 to 1

There are no material differences between the above computations and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2010.

See independent auditors' report

CARL P. SHERR & CO., LLC
SUPPLEMENTAL SCHEDULES UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from the SEC Rule 15c3-3 Customer Protection - Reserves and Custody of Securities pursuant to paragraph (k)(2)(ii). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the SEC" have not been included in the financial statement disclosures.

See independent auditors' report

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA
David J. Mayotte, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Carl P. Sherr & Co., LLC

In planning and performing our audit of the financial statements of Carl P. Sherr & Co., LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 24, 2011